Exhibit 99.1

Harry Winston Diamond Corporation Announces
Fiscal 2011 First Quarter Results

TORONTO, CANADA (June 2, 2010) – Harry Winston Diamond Corporation (TSX:HW, NYSE:HWD) (the “Company”) today announced its first quarter results for the period ending April 30, 2010.

First Quarter Highlights:

Consolidated sales increased 4% to $114.0 million from $109.6 million in the comparable quarter of the prior year, resulting in earnings from operations of $1.4 million, compared to a loss of $10.1 million in the comparable quarter of the prior year.

Rough diamond sales of $48.9 million were 15% lower from the comparable quarter of the prior year. The decrease in sales resulted from a decrease in volume of carats sold during the quarter. The volume of carats sold in the first quarter of the prior year included 0.4 million carats carried in inventory at January 31, 2009. Excluding the carryover of the 0.4 million carats, the achieved price per carat increased 98% compared with the first quarter of the prior year.

Retail sales increased 25% to $65.1 million from $51.9 million for the comparable quarter of the prior year. Sales in Asia increased 70% to $23.6 million, US sales increased 17% to $22.1 million and European sales increased 1% to $19.4 million. Earnings from operations of $1.4 million for the quarter compare favorably to a loss from operations of $5.0 million, in the same quarter of the prior year.

Rough diamond production for the three months ended March 31, 2010, was 0.6 million carats compared to 0.7 million carats for the comparable quarter of the prior year (on a 40% basis). The 12% decrease was primarily due to a planned lower volume of ore mined.

Consolidated net loss for the first quarter was $8.7 million or $0.11 per share compared to net loss of $45.1 million or $0.68 per share in the first quarter of the prior year. Included in the consolidated net loss for the quarter was a net foreign exchange loss of $11.8 million or $0.15 per share primarily on future income tax liabilities compared to a net foreign exchange loss of $5.8 million or $0.09 per share in the comparable quarter of the prior year. The consolidated net loss for the comparable quarter of the prior year included a non-cash dilution loss of $34.2 million or $0.52 per share.

Robert Gannicott, Chairman and Chief Executive Officer said:

"This first quarter reflects the recovery of the diamond business in general, and our own mining and retail segments in particular from the shock of the world economic crisis. We can now look ahead to further improvement in the general market as well as in our own specific business segments. We have, in Frédéric de Narp, a leader for our retail business with a clear and strong vision for firmly rooted growth. On the mining side, innovative mining improvements are already being felt this year and will have much more effect next year."

Fiscal 2011 First Quarter Financial Summary

(US$ in millions except Earnings per Share amounts)

	Three months	Three months	Twelve months
	ended	ended	ended
	Apr. 30, 2010	Apr. 30, 2009	Jan. 31, 2010
Sales	114.0	109.6	412.9
- Mining Segment	48.9	57.7	187.9
- Retail Segment	65.1	51.9	225.0
Earnings (loss) from operations	1.4	(10.1)	(22.0)
- Mining Segment	(0.1)	(5.1)	(6.3)
- Retail Segment	1.4	(5.0)	(15.7)
Net loss	(8.7)	(45.1)	(73.2)
Loss per share	$(0.11)	$(0.68)	$(0.99)

Conference Call and Webcast
Beginning at 10:00AM (EDT) on Thursday, June 3, 2010, the Company will hold its Annual Meeting of Shareholders at the Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario in the Imperial Room on the Lobby Level. Interested parties unable to attend may listen to a webcast of the meeting and a review of the first quarter results on the company's website at http://investor.harrywinston.com or by dialing 866-730-5762 within North America or 857-350-1586 from international locations and entering passcode 70829457.

An online archive of the webcast will be available by accessing the Company’s investor relations web site at http://investor.harrywinston.com. A telephone replay of the meeting will be available one hour after the meeting through 11:00PM (EDT), Thursday, June 10, 2010 by dialing 888-286-8010 within North America or 617-801-6888 from international locations and entering passcode 61695982.

About Harry Winston Diamond Corporation
Harry Winston Diamond Corporation is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine (economic ownership of 31%). The Company’s retail division is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Tokyo, and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retail, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company’s overall performance.

For more information, please visit www.harrywinston.com. or for investor information, visit http://investor.harrywinston.com.
Ms. Kelley Stamm, Manager, Investor Relations – (416) 362-2237 ext 223 or kstamm@harrywinston.com